UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: January 2017

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor, Suite 2622

New York, New York 10011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MOTIF BIO PLC

FORM 6-K

PHASE 3 CLINICAL TRIAL FINISHES PATIENT TREATMENT PHASE.

On January 30, 2017, Motif Bio plc (the “Company”) issued a press release, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, announcing that the last patient has finished the treatment phase in REVIVE-1, the Company’s Phase 3 clinical trial investigating the safety and efficacy of iclaprim in patients with acute bacterial skin and skin structure infections.

The information contained in Exhibit 99.1 is being furnished to the U.S. Securities and Exchange Commission (the “Commission”) and shall not be deemed incorporated by reference into any of the registrant’s registration statements or other filing with the Commission.

Exhibits

Exhibit 99.1	Press Release issued by Motif Bio plc, dated January 30, 2017, entitled “Motif Bio Phase 3 clinical trial finishes patient treatment phase.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By:	/s/ Graham Lumsden
Name: Graham Lumsden
Title: Chief Executive Officer

Date: January 30, 2017